Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Pursuant to the Material Fact published on January 29, 2014, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and to the market at large that on October 15, 2014, the Central Bank of Brazil approved the merger of the operations of Banco Itaú Chile, a Company’s subsidiary, and CorpBanca in Chile, as well as in other jurisdictions in which CorpBanca operates.

The completion of the transaction remains subject to the satisfaction of other conditions precedent, including regulatory approvals in Chile, Panama and Colombia.

São Paulo (SP), October 16, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer